FOR IMMEDIATE RELEASE

Contact

Contact

David Gallagher

Paula Murray

Phone: (403) 291-2492

Phone: (954) 796-8798

david.gallagher@qsound.com

paula.murray@qsound.com

QSound Labs, Inc. Receives Nasdaq Staff Deficiency Letter About

Continued Listing on The Nasdaq Capital Market

Calgary, Alberta – April 16, 2008 – QSound Labs, Inc. (NASDAQ: QSND) today announced that on April 11, 2008 the Company received from The Nasdaq Stock Market a letter indicating that the Company is not currently in compliance with the stockholders' equity, market value of publicly held shares and total asset and revenue requirements for continued listing on The Nasdaq Capital Market as set forth in Nasdaq Marketplace Rules 4310 (c)(3)(A), 4310 (c)(3)(B) and 4310 (c)(3)(C).  The Company has been requested, and intends to, submit a specific plan to achieve and sustain compliance with The Nasdaq Capital Market listing requirements on or before April 28, 2008, including the time frame for completion of the plan.  If the staff of The Nasdaq Stock Market (“Staff”) determines that the Company’s plan does not adequately address the failure to comply with the listing requirements, the Staff will provide written notification that the Company’s securities will be delisted.  At that time, the Company may appeal the Staff’s decision to a Nasdaq Listings Qualifications Panel.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes ARM, BenQ, Broadcom, MITAC, Panasonic, Qualcomm, Sony Vaio and Toshiba among others. To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

This release may be deemed to contain forward-looking statements within the meaning of the Private Securities Litigation Act of 1995.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound,  successful distribution of QSound-enabled products by licensees, continued growth of demand for QSound’s technologies in the mobile devices market, QSound's ability to carry out its product development, business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.